Exhibit 12.1
OncoGenex Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Fixed Charges

						Three
						Months
	Fiscal Year Ended					Ended
	December 31,					March 31,
(In $000’s, except ratio)	2004	2005	2006	2007	2008	2009
Fixed Charges:
Interest expense	$—	$—	$—	$193	$319	$—
Amortized premiums discounts and capitalized expenses related to indebtedness	1,248	1,843	2,604	2,944	1,973	—

	$1,248	$1,843	$2,604	$3,137	$2,292	$—

Earnings (loss):
Net income (loss) before tax benefit (provision)	$(3,665)	$(4,497)	$(10,919)	$(7,823)	$(10,691)	$(2,419)
Add fixed charges	1,248	1,843	2,604	3,137	2,292	—

	$(2,417)	$(2,654)	$(8,315)	$(4,686)	$(8,399)	$(2,419)

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings to fixed charges	$(3,665)	$(4,497)	$(10,919)	$(7,823)	$(10,691)	$(2,419)